UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Praesumo Partners, LLC

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

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1	Names of reporting persons Praesumo Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 253,129 (1)
	8	Shared voting power 4,967,301
	9	Sole dispositive power 253,129 (1)
	10	Shared dispositive power 4,967,301
11	Aggregate amount beneficially owned by each reporting person 5,220,430 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.90% (2)
14	Type of reporting person OO

(1)	Consists of 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Praesumo Partners, LLC is one of the managing members of 1818 Partners, LLC.
(2)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

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This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Praesumo Partners, LLC (the “Reporting Person”) with the Securities and Exchange Commission on August 5, 2013, as amended by Amendment No. 1 to such Schedule 13D filed on June 13, 2014 (as so amended, the “Schedule 13D”). This Amendment No. 2 is being filed by the Reporting Person to report (i) an amendment to the Stockholders Agreement (as defined in the Schedule 13D), which, among other things, removed certain stockholders as parties to the Stockholders Agreement and (ii) the disposition by certain members of the “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) deemed to have been formed by the parties to the Stockholders Agreement of an aggregate of 1,091,229 shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), representing more than 1% of the outstanding Common Stock. As a result of such amendment and disposition of shares of Common Stock, the members of such group, including the Reporting Person, collectively hold less than 50% of the outstanding Common Stock. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 11, 2014, the Reporting Person, the Issuer and the other individuals and entities who are (or were) parties to the Stockholders Agreement entered into the First Amendment to Stockholders’ Agreement (the “First Amendment”). The First Amendment removed each stockholder identified on Exhibit A to the First Amendment (collectively, the “Subject Company Stockholders”) from being a party to, and released each Subject Company Stockholder from further obligations under, the Stockholders Agreement. In connection with the First Amendment, the proxies and powers of attorney granted by the Subject Company Stockholders to Stephen J. Cloobeck and David F. Palmer to vote the Common Stock owned by the Subject Company Stockholders in accordance with the Stockholders Agreement were terminated. The Reporting Person remains a party to the Stockholders Agreement, and the First Amendment does not modify any of the Reporting Person’s obligations thereunder. Accordingly, the Reporting Person continues to be deemed a member of a “group” for purposes of the Exchange Act with the remaining parties to the Stockholders Agreement.

The First Amendment also provides that the Stockholders Agreement may be further amended to remove as a party thereto any stockholder that individually beneficially owns, directly or indirectly, less than 0.25% of the outstanding Common Stock by a writing signed by the Issuer and such stockholder, without any further action by any of the other parties thereto.

On August 14, 2014, the Reporting Person distributed the 331,211 shares of Common Stock (the “Colman Shares”) held by the Reporting Person as nominee for Colman and the 168,752 shares of Common Stock (the “BDI Shares”) held by the Reporting Person as nominee for Byron Diamond Investments, LLC (“BDI”) to Colman and BDI, respectively. Neither Colman nor BDI is a party, and following such distributions none of the Colman Shares or the BDI Shares is subject, to the Stockholders Agreement.

After giving effect to the First Amendment and the disposition by certain parties to the Stockholders Agreement of an aggregate of 1,091,229 shares of Common Stock, representing more than 1% of the outstanding Common Stock, since the IPO, the Stockholders Agreement covers an aggregate of 36,129,737 shares of Common Stock, representing approximately 47.8% of the outstanding Common Stock. As of August 11, 2014, the Issuer ceased to qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (d) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Person may be deemed to beneficially own 5,220,430 shares of Common Stock, representing approximately 6.90% of the Issuer’s outstanding Common Stock (based on 75,638,588 shares of Common Stock outstanding).

(b) Except as set forth in Item 5(d) below, the Reporting Person has sole voting power and sole dispositive power with regard to the 253,129 shares of Common Stock held by it. The Reporting Person has shared voting power and shared dispositive power with regard to 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners. The Reporting Person is one of the managing members of 1818 Partners.

The share ownership reported for the Reporting Person does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in this Schedule 13D. The Reporting Person is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement, as amended by the First Amendment. The Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in this Schedule 13D.

(c) No transactions in the Common Stock have been effected by the Reporting Person within the past 60 days, except as disclosed under Item 4 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d) With respect to the 4,535,426 shares of Common Stock underlying the DRPH Call Option held by 1818 Partners, DRPH currently has the power to direct the receipt of dividends from such shares of Common Stock. With respect to the 431,875 shares of Common Stock underlying the Silver Rock Call Option, Silver Rock Financial LLC and other entities affiliated therewith have the power to direct the receipt of dividends from such shares of Common Stock. Upon exercise of the Call Options by 1818 Partners, the Reporting Person will share the power to direct the receipt of dividends from, or the proceeds from the sale of, the underlying shares of Common Stock with Cloobeck Companies, LLC and Chautauqua Management, LLC, the other managing members of 1818 Partners.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment is hereby incorporated by reference.

The Reporting Person is a party to that certain Distribution Agreement, dated August 14, 2014, among the Reporting Person, Lowell Kraff and Colman, pursuant to which the Reporting Person distributed the Colman Shares to Colman. The Reporting Person is also a party to that certain Distribution Agreement, dated August 14, 2014, among the Reporting Person, Lowell Kraff and BDI, pursuant to which the Reporting Person distributed the BDI Shares to BDI.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

12.	First Amendment to Stockholders’ Agreement, dated as of August 11, 2014, among Diamond Resorts International, Inc. and the individuals and other entities party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 13, 2014)

13.	Distribution Agreement, dated August 14, 2014, among the Reporting Person, Lowell Kraff and Colman Kraff*

14.	Distribution Agreement, dated August 14, 2014, among the Reporting Person, Lowell Kraff and Byron Diamond Investments, LLC *

*	Filed herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2014

PRAESUMO PARTNERS, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Praesumo Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Praesumo Partners, LLC